

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 11, 2019

Ryan L. Pape
President and Chief Executive Officer
XPEL, Inc.
618 West Sunset Road
San Antonio, TX 78216

> **Re: XPEL, Inc.**
> **Registration Statement on Form 10**
> **Filed April 3, 2019**
> **File No. 1-38858**
> **File No. 1-38858**

Dear Mr. Pape:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing and
Construction